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                                                                  EXHIBIT (e)(5)


[PORTIONS OF VIASOFT, INC.'S DEFINITIVE PROXY STATEMENT DATED OCTOBER 15, 1998]

                                 PROPOSAL NO. 2

                         PROPOSAL TO AMEND THE COMPANY'S
                           1997 EQUITY INCENTIVE PLAN

         The 1997 Equity Incentive Plan (the "1997 Plan"), which replaced the 1994 Equity Incentive Plan (the "1994 Plan"), was approved by the Company's stockholders and became effective on November 14, 1997. Under the 1997 Plan, 850,000 shares, plus certain shares of the Company's common stock that (i) were available for future awards under the 1994 Plan on the effective date of the 1997 Plan, and (ii) are subject to awards under the 1994 Plan but are forfeited or terminate, expire or lapse for any reason, are reserved for issuance.

         Based on the Company's philosophy of rewarding and motivating its employees, and due to the Company's expansion and acquisitions and the ongoing recruitment of highly qualified and experienced personnel, the Company has awarded stock option grants under the 1997 Plan totaling 1,091,051 shares of Common Stock as of September 23, 1998. As of September 23, 1998, the Record Date, there are 60,998 shares remaining available for future grants under the 1997 Plan.

         The Board of Directors has approved amendments to the 1997 Plan, subject to approval by the Company's stockholders. The amendments to the 1997 Plan will increase the number of shares of Common Stock that may be issued pursuant to future grants of awards under the 1997 Plan by 850,000 shares from 1,156,049 shares as of September 23, 1998, to 2,006,049 shares. Except for awards of Incentive Stock Options which are limited to 1,700,000 shares, additional shares that may become available from time to time as a result of forfeitures, terminations, expirations or lapses under the 1994 Plan will also be available for grants of awards under the 1997 Plan. The additional shares of Common Stock will be made available either from the authorized but unissued shares of the Company's Common Stock or from shares of Common Stock reacquired by the Company, including shares repurchased on the open market.

         The proposed increase in issuable shares is the only proposed change to the 1997 Plan. The major features of the 1997 Plan, none of which will be affected by the proposed amendments, are summarized below, but this summary is qualified in its entirety by reference to the actual text of the 1997 Plan. Capitalized terms not otherwise defined have the meanings given to them in the 1997 Plan. A copy of the proposed amendments to the 1997 Plan are set forth in Appendix A to this Proxy Statement.

         The market price of the Company's Common Stock as of August 31, 1998 was $6.50, based on the closing price reported by The Nasdaq Stock Market.

1997 EQUITY INCENTIVE PLAN

PURPOSE

         The 1997 Plan is designed to promote the interests of the Company by enabling the Company to motivate, attract and retain the services of persons upon whose judgment, efforts and contributions the continued success of the Company's business depends, and by aligning the personal interests of those persons with the interests of the Company's stockholders.


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ADMINISTRATION

         The 1997 Plan is administered by a Committee of two or more non-employee Board members as appointed by the Board of Directors. The Committee has the power and authority, among other things, to (i) designate participants and to determine the types of Awards granted to each participant, (ii) determine the number of shares reserved under such Award or grant, the exercise price, terms and conditions, duration and payment provisions of the Awards, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award and accelerations or waivers thereof, (iii) interpret the 1997 Plan, and any Award or grant thereunder and any documentation evidencing the 1997 Plan, Award or grant, (iv) establish, adopt or revise any regulations or rules deemed appropriate for the administration of the 1997 Plan and (v) make all other decisions and determinations or interpretations required regarding the 1997 Plan.

ELIGIBILITY

         Awards or grants under the 1997 Plan may be made to any individual who is an officer, director or other employee (including employees who also are directors or officers), consultant, independent contractor, or adviser of the Company or its subsidiaries, and to other individuals the Company proposes to engage in one of the foregoing capacities, as determined by the Committee.

PLAN AWARDS

         The 1997 Plan provides for the grant of (i) Incentive Stock Options,
(ii) Non-Qualified Stock Options, (iii) Restricted Stock and (iv) Stock Reference Awards.

         A stock option is the right to purchase shares of the Company's Common Stock at a set price specified in the Award agreement. An Incentive Stock Option ("ISO") is an option that is intended to satisfy the requirements specified in
Section 422 of the Internal Revenue Code. Under the Code, ISOs may only be granted to employees. A Non-Qualified Option is any stock option other than an Incentive Stock Option. An award of Restricted Stock is a grant of Common Stock or an offer to sell shares of Common Stock to a participant subject to restrictions on sale of the shares of Common Stock or other transfer by the participant as may be determined by the Committee. The 1997 Plan permits the Committee to grant or sell Restricted Stock to participants with certain vesting restrictions or a risk of forfeiture for a period to be determined by the Committee as of the date of the award. A Stock-Reference Award is an award payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of Common Stock of the Company.

         The 1997 Plan grants the Committee discretion to determine when stock options or other awards will become exercisable and the vesting period of options and awards. Vesting of stock options and other exercisable rights granted under the 1997 Plan may be accelerated, and restrictions on other outstanding awards may lapse, upon a change in control of the Company as defined in the 1997 Plan.

         No individual may be granted Awards of Options or Restricted Stock for more than 250,000 shares of the Company's Common Stock in any one fiscal year, provided that Awards for up to 500,000 shares may be granted in the fiscal year during which a participant becomes an employee of the Company. The maximum payment (or value of stock issued) under a Stock-Reference Award to any one individual is $500,000 for any annual performance period. Restricted Stock and Stock-Reference Awards may be subject to performance goal requirements based on one or more business criteria, which may include, among other things, stock price, market share, sales, earnings, earnings per share, return on equity or costs. The Committee may designate one or more performance goal criteria for any Award.


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         The 1997 Plan generally provides that no right or interest of a participant in any award made under the 1997 Plan may be sold, assigned or otherwise transferred other than by will, beneficiary designation, or the laws of descent and distribution, with limited exceptions as provided by applicable law, but grants the Committee the discretion to determine whether a participant may assign or otherwise transfer any of his or her rights to specified individuals or classes of individuals, or to a trust, partnership or other entity for the benefit of those individuals.

         If the Company subdivides the outstanding Common Stock, declares a stock dividend, declares or implements a dividend other than a stock dividend in an amount that has a material effect on the price of the Common Stock, or implements a combination or consolidation of the outstanding Common Stock, a recapitalization, a spin-off or a similar occurrence, the Committee shall make such adjustments as it deems appropriate in the shares applicable to future and outstanding Awards, exercise prices and other references to Common Stock under the Plan. If the Company is a party to a merger, consolidation or other reorganization, outstanding Awards shall be subject to the agreement of merger, consolidation or reorganization. Such an agreement may provide, among other things, for the continuation of outstanding Awards, for their assumption by the surviving corporation, for substitution by the surviving corporation of its own awards, for accelerated vesting, accelerated expiration and/or lapse of restrictions, or for cash settlement. If the agreement does not provide for one of those alternatives, then vesting of all outstanding options, and other exercisable rights under the 1997 Plan is accelerated and all restrictions on other Awards lapse, upon the effectiveness of the transactions contemplated by such agreement. If any Awards under the 1997 Plan or the 1994 Plan are forfeited, terminate, expire or lapse for any reason, any shares of Common Stock subject to the Award will become available for additional grants under the 1997 Plan. In addition, any shares of Common Stock delivered to the Company in payment for Common Stock purchased under the 1997 Plan or the 1994 Plan (or related withholding taxes) will become available for additional grants under the 1997 Plan.

AMENDMENT, DURATION, TERMINATION OF THE 1997 PLAN

         The 1997 Plan was approved by the Company's stockholders and became effective on November 14, 1997. If not terminated sooner in accordance with its terms, the 1997 Plan shall terminate upon the earlier of (a) November 14, 2007, or (b) the date on which all shares available for issuance under the 1997 Plan have been awarded. With the approval of the Board, the Committee may terminate, amend or modify the 1997 Plan. Any such terminations, amendments or modifications shall be subject to the approval of the Company's stockholders where required by applicable laws, regulations and rules.

GENERAL RESTRICTIONS

         The following actions are not permissible with respect to more than 10% of the total shares authorized under the 1997 Plan: (a) amending an outstanding Option to decrease the exercise price; (b) issuing a Non-Qualified Option with an exercise price of less than 100% of the Fair Market Value; (c) granting Stock Awards that are not subject to any restrictions or performance conditions unless the award is in lieu of cash compensation and is valued at Fair Market Value; and (d) granting Restricted Stock Awards that are not subject to either (i) a vesting condition or repurchase option on behalf of the Company that is measured over not less than three years, or (ii) performance criteria that must be satisfied prior to vesting and an additional vesting condition or repurchase option on behalf of the Company that is measured over not less than one year.


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FEDERAL INCOME TAX INFORMATION

         The rules governing the tax treatment of Common Stock-based awards, including options and stock acquired upon the exercise of options, are quite technical. Therefore, the description of tax consequences set forth below is necessarily general in nature and does not purport to be complete. Moreover, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, the tax consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws. The federal income tax consequences of the grant of Awards under the 1997 Plan and the subsequent disposition of shares of Common Stock acquired thereby may be summarized as set forth below.

         INCENTIVE STOCK OPTIONS. An employee is not taxed for regular income tax purposes either at the time of the award or at the time of exercise of the option. The difference between the exercise price and the fair market value of the stock at the time of exercise, however, generally constitutes income for alternative minimum tax purposes. Generally, the Company is not entitled to a deduction with respect to the grant or exercise of an ISO. If an employee holds the stock acquired upon exercise of an ISO for at least two years from the date of the grant and at least one year following the date of exercise, the difference between the amount paid for the stock and the subsequent sales price is treated as long-term capital gain or loss. If these holding period requirements are not satisfied, the employee is generally taxed, at ordinary income tax rates, on the difference between the exercise price and the fair market value of the stock as of the date of exercise and the Company is then entitled to a corresponding deduction.

         NON-QUALIFIED STOCK OPTIONS. The grant of a Non-Qualified Stock Option typically does not produce any taxable income for the participant, and the Company is not entitled to a deduction at that time. Upon exercise of a Non-Qualified Stock Option, the optionee normally will recognize taxable ordinary income equal to the excess of the stock's fair market value on the date of exercise over the option exercise price. Subject to the requirements of reasonableness, and the satisfaction of any reporting obligations, the Company will generally be entitled to a business expense deduction equal to the taxable ordinary income recognized by the optionee. Upon disposition of the stock, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than the applicable holding period.

         LIMITATION ON COMPENSATION DEDUCTION. Publicly-held corporations are precluded from deducting compensation paid to certain of their executive officers in excess of $1.0 million. The employees covered by the $1.0 million limitation on deductibility of compensation include the chief executive officer and those employees whose annual compensation is required to be reported to the Securities and Exchange Commission because the employee is one of the Company's four highest compensated employees for the taxable year (other than the chief executive officer).

         Compensation attributable to stock options and other Common Stock-based awards generally is included in an employee's compensation for purposes of the $1.0 million limitation on deductibility of compensation. However, there is an exception to the $1.0 million deduction limitation for compensation (including compensation attributable to stock options) paid pursuant to a qualified performance-based compensation plan. Compensation attributable to a stock option is deemed to satisfy the qualified performance-based compensation exception if
(i) the grant is made by a Compensation Committee comprised of qualifying outside directors, (ii) the plan under which the options may be granted states the maximum number of shares with respect to which options may be granted during a specified period to any employee, (iii) under the terms of the option, the amount of compensation the employee would receive is based solely on an increase in the value of the shares after the date of the grant (e.g., the option


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is granted at fair market value as of the date of the grant) and (iv) the individuals eligible to receive grants, the maximum number of shares for which grants may be made to any employee, the exercise price of the options and other disclosures required by SEC proxy rules are disclosed to, and subsequently approved by stockholders. The exercise price of all options intended to qualify for this exemption will be at least the fair market value of the Common Stock on the date of grant.

         Compensation attributable to Restricted Stock and Stock-Reference Awards is deemed to satisfy the qualified performance-based compensation exception if (a) the grant is made by a Compensation Committee composed of qualifying outside directors, (b) the plan under which the options may be granted states the maximum amount of compensation payable to participants under such Awards, (c) the terms of the Award base compensation solely on attainment of one or more pre-established objective performance goals, (d) the Compensation Committee certifies in writing to satisfaction of the performance goals and other material terms and (e) the individuals eligible to receive grants, a description of the business criteria on which the performance goals are based, the maximum amount of compensation payable, and other disclosures required by the SEC proxy rules are disclosed to, and subsequently approved by, the stockholders.

         In order to satisfy the stockholder approval requirements applicable to qualified performance-based compensation plans, there must be a separate stockholder vote in which a majority of the votes cast on the issue are cast in favor of approval. The amendments to the 1997 Plan are being submitted to stockholders at the Meeting in part, to satisfy this requirement. If the stockholder approval and the other requirements applicable to qualified performance-based compensation plans are satisfied (including grant by a committee of qualifying outside directors), the $1.0 million compensation deduction limitation will not apply to stock options with an exercise price equal to or greater than the fair market value of the underlying shares on the date of grant and the Committee will have the authority to grant Restricted Stock and Stock-Reference Awards to which that limitation will not apply.

VOTE REQUIRED

         Approval of the amendments to the 1997 Plan require the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote at the Meeting, provided that a quorum is present. Votes may be cast FOR or AGAINST the proposal, and stockholders may also ABSTAIN from voting on the proposal. Abstentions will be counted as present or represented for purposes of determining both the presence or absence of a quorum and the number of shares entitled to vote on the proposal and as a practical matter will have the same effect as a vote AGAINST the proposal. Broker non-votes will be counted as present or represented for purposes of determining the presence or absence of a quorum but will not be counted for purposes of determining the number of shares entitled to vote on the proposal. The practical effect of broker non-votes is to reduce the number of affirmative votes required to achieve a majority for the proposal by reducing the total number of shares from which the majority is calculated.





                       THE BOARD RECOMMENDS A VOTE FOR THE
              PROPOSED AMENDMENTS TO THE 1997 EQUITY INCENTIVE PLAN


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                                 PROPOSAL NO. 3

                         PROPOSAL TO AMEND THE COMPANY'S
                          EMPLOYEE STOCK PURCHASE PLAN

         The Company's Employee Stock Purchase Plan (the "Purchase Plan") was approved by the stockholders in November 1994 as a qualified employee stock purchase plan under Section 423 of the Internal Revenue Code. On November 15, 1996, the stockholders approved an amendment to the Purchase Plan which increased the total number of shares to be purchased under the Purchase Plan to a total of 800,000.

         Based on the Company's philosophy of promoting superior levels of performance from, and encouraging stock ownership by, eligible employees, the Company has issued 604,597 shares of Common Stock pursuant to the Purchase Plan and estimates that the remaining 195,403 shares available under the Purchase Plan may be issued on the next purchase date, October 31, 1998.

         The Board of Directors has approved an amendment to the Purchase Plan, subject to approval by the Company's stockholders. The amendment to the Purchase Plan will increase the number of shares of Common Stock that may be issued pursuant to the Purchase Plan from 800,000 to 1,200,000. The additional shares of Common Stock will be made available either from the authorized but unissued shares of the Company's Common Stock or from shares of Common Stock reacquired by the Company, including shares repurchased on the open market.

         The major features of the Purchase Plan, none of which will be affected by the proposed amendment, are summarized below, but this summary is qualified in its entirety by reference to the actual text of the Purchase Plan. Capitalized terms not otherwise defined have the meanings given to them in the Purchase Plan. A copy of the proposed amendment to Article 6 of the Purchase Plan is set forth in Appendix B to this Proxy Statement.

EMPLOYEE STOCK PURCHASE PLAN

PURPOSE

         The Purchase Plan is designed to allow eligible employees to purchase shares of Common Stock, at semi-annual intervals, through periodic payroll deductions.

ADMINISTRATION

         The Purchase Plan, which became effective February 28, 1995, is administered by the Compensation Committee of the Board.

ELIGIBLE EMPLOYEES

         Each full-time employee who is customarily employed for more than five months per calendar year and more than 20 hours per week by the Company or any participating subsidiary is eligible to participate in the Purchase Plan. As of June 30, 1998, approximately 406 of the 541 eligible employees of the Company were enrolled in the Purchase Plan, at varying payroll deduction amounts and percentages of salary.


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OPTION TERMS

         Offering Periods

         The Purchase Plan is implemented in a series of successive offering periods, each with a duration of up to twenty-seven (27) months. The Purchase Plan is currently in its second offering period, which will end on the last business day in April 1999. An individual who is an eligible employee on the first day of a particular offering period must join that offering period on its commencement date; otherwise, he or she will be barred from participation until the beginning of the next offering period. Individuals who first become eligible employees after the start of a particular offering period must join that offering period on the first semi-annual entry date after commencement of their employment or be barred from participation in that particular offering period. At the time the participant joins the offering period, he or she will be granted a purchase right to acquire shares of Common Stock at semi-annual intervals over the remainder of that offering period. The purchase dates will occur on the last business day in April and October each year, and all payroll deductions collected from the participants for the semi-annual period of participation ending with such purchase date will automatically be applied to the purchase of Common Stock.

         Purchase Price

         The purchase price per share under the Purchase Plan will be eighty-five percent (85%) of the lower of (i) the fair market value of the Common Stock on the participant's entry date into the offering period or (ii) the fair market value on the semi-annual purchase date. For any participant who first joins the offering period after the commencement date of an offering period, the clause (i) amount will not be less than the fair market value of the Common Stock on such commencement date of that offering period. The fair market value on the commencement date for the second offering period under the Purchase Plan was $44.25. The fair market value on each subsequent entry date will be the closing selling price of the Common Stock on the date in question, as quoted on The Nasdaq Stock Market (or principal stock exchange if then so traded).

         Purchase Limitations

         The purchase price is to be paid through periodic payroll deductions not to exceed 10% of the participant's total compensation (as defined in the Purchase Plan) during each semi-annual period of participation within the offering period, but in no event more than $7,500 per semi-annual purchase date nor more than $25,000 worth of Common Stock (based on the fair market value of the Common Stock on his or her entry date into the offering period) in any one calendar year. In addition, not more than 200,000 shares in the aggregate may be purchased by all participants on any one semi-annual purchase date.

         Restrictions on Transfer

         Options received under the Purchase Plan, as well as payroll deductions credited to a participant's account, may not be sold, assigned or otherwise transferred, other than by will or the laws of descent and distribution and other limited statutory rights. Any attempted transfer shall be without effect, except that the Company may treat such an act as an election to terminate participation in an offering period.

DURATION, TERMINATION OF THE PURCHASE PLAN


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         The Company shall have the right, exercisable in the sole discretion of the Compensation Committee, to terminate all outstanding purchase rights under the Purchase Plan immediately following the close of any semi-annual period. If the Company elects to exercise this right, the Purchase Plan shall terminate in its entirety. If not terminated sooner, the Purchase Plan shall terminate on December 31, 2003.

FEDERAL INCOME TAX INFORMATION

         Options and shares purchased by participants under the Purchase Plan are subject to certain federal income tax consequences pursuant to Section 423 of the Code. No taxable income is recognized by a participant upon the grant of a right to purchase, or upon the purchase of shares, under the Purchase Plan. The amount of a participant's payroll contributions under the Purchase Plan, however, remains taxable as ordinary income to the participant at the time of the payroll deduction. Additionally, there are no federal tax consequences to the Company upon the grant of a right to purchase to a participant, or upon a participant's purchase of shares, under the Purchase Plan.

         If the shares of Common Stock are sold or disposed of at least two years after the first day of a subscription period with respect to which the participant purchases the shares and at least one year after the date of purchase, then the participant will recognize ordinary income equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price of the shares, or (b) the excess of the fair market value of the shares on the date of grant of purchase rights over the purchase price. Any further gain upon such disposition will be taxed as a long-term capital gain at the income tax rate then in effect. If the shares are sold and the sale price is less than the purchase price, then there is no ordinary income, and the participant will have a long-term capital loss equal to the difference between the sale price and the purchase price. The ability of a participant to utilize such a capital loss will depend upon the participant's other tax attributes and other statutory limitations.

         If a participant sells or otherwise transfers shares less than two years after the first day of a subscription period with respect to which he or she purchases the shares or within one year after the date of purchase (a "disqualifying disposition"), then at that time the participant will realize ordinary income in an amount equal to the fair market value of the shares on the date of purchase minus the purchase price of the shares. This excess will constitute ordinary income for the year of sale or other disposition even if no gain is realized on the sale or a gratuitous transfer of shares is made. The balance of the gain will be taxed as a capital gain at the rate then in effect. If the shares of Common Stock are sold for less than their fair market value on the date of purchase, then the same amount of ordinary income will be attributed to the participant and a capital loss will be recognized equal to the difference between the sale price and the fair market value of the shares on the date of purchase. The ability of a participant to utilize such a capital loss will depend upon the participant's other tax attributes and other statutory limitations.

         In the event of a disqualifying disposition, the Company will recognize a tax deduction in an amount equal to the fair market value of the shares on the date of sale minus the participant's purchase price. If a participant does not make a disqualifying disposition, then the Company will have no federal tax consequences.


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AMENDMENT

         The Board of Directors may alter, amend, suspend or discontinue the Purchase Plan following the close of any semi-annual period. However, the Board may not, without the approval of the Company's stockholders, materially increase the number of shares issuable under the Purchase Plan or the maximum number of shares which may be purchased per participant or in the aggregate during any one semi-annual period, except that the Committee shall have the authority, exercisable without such stockholder approval, to effect adjustment to the extent necessary to reflect changes in the Company's capital structure. In addition, the Board may not alter the exercise price formula so as to reduce the exercise price payable for the shares usable under the Purchase Plan, or materially increase the benefits accruing to participants under the Purchase Plan or materially modify the requirements for eligibility to participate in the Purchase Plan, without approval of the Company's stockholders.

MARKET PRICE

         The market price of the Company's Common Stock as of August 31, 1998 was $6.50, based on the closing price reported by The Nasdaq Stock Market.

VOTE REQUIRED

         Approval of the amendment to the Purchase Plan requires the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote at the Meeting, provided that a quorum is present. Votes may be cast FOR or AGAINST the proposal, and stockholders may also ABSTAIN from voting on the proposal. Abstentions will be counted as present or represented for purposes of determining both the presence or absence of a quorum and the number of shares entitled to vote on the proposal and as a practical matter will have the same effect as a vote AGAINST the proposal. Broker non-votes will be counted as present or represented for purposes of determining the presence or absence of a quorum but will not be counted for purposes of determining the number of shares entitled to vote on the proposal. The practical effect of broker non-votes is to reduce the number of affirmative votes required to achieve a majority for the proposal by reducing the total number of shares from which the majority is calculated.








             THE BOARD RECOMMENDS A VOTE FOR THE PROPOSED AMENDMENT
                       TO THE EMPLOYEE STOCK PURCHASE PLAN


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